SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9 (Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $.002 per share

(Title of Class of Securities)

589405109 (Common Stock)

(CUSIP Number of Class of Securities)

Anthony Zingale

Chief Executive Officer

379 North Whisman Road

Mountain View, California 94043-3969

(650) 603-5200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Bruce A. Mann, Esq.

Michael G. O’Bryan, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105 (415) 268-7000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Attached below is an e-mail, dated July 25, 2006, distributed by Anthony Zingale, Chief Executive Officer of Mercury Interactive Corporation, announcing that the company has signed a definitive agreement to be acquired by Hewlett-Packard Company.

Subject: Today’s Announcement

To all Mercury People,

Today is an important day for Mercury. We announced that we have signed a definitive agreement to be acquired by HP through a cash tender offer of $52.00 per share, or an enterprise value of $4.5 billion, net of existing cash and debt. This reflects a premium of over 30% per share based upon today’s price ranges. We currently expect the deal to close in Q4. Between now and the end of the year Mercury will operate as an independent company and after the acquisition as a division within HP’s Technology Solutions Group.

The board of directors, executive team, and I considered this decision extremely carefully. We believe that this is a great outcome for Mercury. It is a big win for you, our customers, shareholders and partners. This transaction brings together two market-leaders to create the most powerful software provider in the Business Technology Optimization market. The combination instantly creates a run rate business of approximately $2 billion dollars, making us one of the largest software companies on the planet and accelerating our goal to become a strategic vendor of choice for CIOs.

We believe this agreement creates enormous opportunities for Mercury. Joining forces with HP will mean that we are a $2 billion software company with the resources and backing of a Fortune 11 company. HP is renowned as a great place to work. They have a strong history of providing exciting and challenging career paths. HP, like Mercury, was started in a garage by entrepreneurs who built a global business, based on hard work, great technology and knowing what the customer wants.

HP is very experienced at buying and successfully integrating companies. They have bought and integrated more than a dozen significant companies in the last three years. HP operates in 170 countries and has a demonstrated commitment to, and understanding of, Israel, where it has 1,500 employees and has operated since 1957. HP’s stated goal is to be the world’s leading IT company and it recognizes that software and Mercury are critical to its strategy.

This is also a very positive step for our customers. The combination of HP OpenView’s strength in systems, network and IT Service Management software and Mercury’ strength in BTO positions us with the most compelling offerings in the industry. This combination is a game changing play --— for the first time executives can turn to one vendor to automate all of the strategic disciplines required to run IT as a business ----— from the CIO Office, to Applications and IT Operations.

I would like to acknowledge you for building a great company. What has been accomplished at Mercury for over 15 years is amazing. Very few software startups ever get to $100 million, never mind $1 billion. You have been a part of building a company that is one of the most respected and admired in the industry. I believe that our opportunities now are even bigger. Our mission now is to have a very strong finish to 2006 and take our success to a whole new level as part of HP.

Stay tuned for invitations to regional meetings. If you have any questions, please submit to questions@mercury.com and refer to Inside.Mercury.com for continual updates and Q&A’s.

Best regards,

/s/ Tony Zingale

Safe Harbor

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, among others, statements regarding the expected timetable for completing the tender offer and merger, the proposed tender offer price, Mercury’s expectations concerning future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, including, among others, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Mercury stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, including that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that Mercury’s stockholders or a governmental or regulatory authority may institute legal proceedings against the company that have a materially adverse effect on the company’s business. Mercury’s business also may be materially and adversely affected by other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of its control, as well as risks and uncertainties associated with the ongoing investigation by the Securities and Exchange Commission, ongoing litigation matters arising out of Mercury’s historical practice relating to stock-based compensation, and the effect of the Wells notices received by certain of the Company’s directors. If the transaction does not close, Mercury’s stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer further delays in complying with the Company’s periodic reporting requirements. For additional risk factors, please see Mercury’s SEC reports, including the Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2005, which is available at the SEC’s website at http://www.sec.gov. Mercury disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Notice to Investors

The tender offer for the outstanding common stock of Mercury has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, a wholly-owned subsidiary of Hewlett-Packard will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mercury will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Mercury’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.